DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each director of the applicable Reporting Persons (the "Instruction C Persons"). As of the date of the most recent amendment to this statement on Schedule 13D, none of the Reporting Persons has any executive officers. The business address for each of Neil Gray and Lynden Rees John is c/o Baseball Investment Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands. The business address for Jarladth Travers is c/o Baseball II Investment Limited, Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110. The business address for each of Frank K. Tang and George Jian Chuang is c/o FountainVest Partners, 2501, Two IFC, 8 Finance Street, Central, Hong Kong.

Directors of Baseball I:

Name	Present Principal Occupation/Business	Citizenship	Shares of Ordinary shares Owned
Neil Gray	Director at Hawksford Governance Partners Cayman Limited	United Kingdom and Cayman Islands	Nil
Lynden Rees John	Executive Director at Waystone Group	United Kingdom, Cayman Islands and South Africa	Nil

Sole Director of Baseball II:

Name	Present Principal Occupation/Business	Citizenship	Shares of Ordinary shares Owned
Jarladth Travers	Head of Conyers Governance (Cayman) Limited	Ireland and Cayman Islands	Nil

Directors of FountainVest GP:

Name	Present Principal Occupation/Business	Citizenship	Shares of Ordinary shares Owned
Frank K. Tang	Chairman and Chief Executive Officer of FountainVest Partners (Asia) Limited	Hong Kong	Nil
George Jian Chuang	President of FountainVest Partners (Asia) Limited	Canada	Nil
Lynden Rees John	Executive Director at Waystone Group	United Kingdom, Cayman Islands and South Africa	Nil